File No. 82-5089

News Release

05013180

RECEIVED

2005 DEC 12 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

DEC 12 2005

THOMSON FINANCIAL

ZURICH

FINANCIAL SERVICES

Zurich announces appointments to senior positions in Global Corporate and Group Reinsurance

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 6, 2005 – Zurich Financial Services Group (Zurich) announced the appointments of Thomas Hürlimann to Chief Operating Officer in the Global Corporate business division and Mike Kerner to Head of Group Reinsurance. Both appointments are effective January 1, 2006.

SUPPL

Thomas Hürlimann (age 42) will join Global Corporate as Chief Operating Officer (COO), reporting to Geoff Riddell, Chief Executive Officer (CEO) of the Global Corporate business division. In this new position, he will focus on the division's International and Global Energy businesses. He will also work with Geoff Riddell on strategy development and key initiatives of the office of the division CEO. Thomas Hürlimann joined Zurich as Head of Group Reinsurance in 2003 from Swiss Re where he served in several executive positions. He has been strengthening and expanding the internal reinsurance function across the Group.

Mike Kerner (age 39) will succeed Thomas Hürlimann as Head of Group Reinsurance. Mike Kerner joined Zurich in 1992. As Head of ceded reinsurance in the North America Commercial (NAC) business division since 2002, he has made significant improvements to the Group's reinsurance programs and processes, ensuring greater alignment with Zurich's business and capital management strategies. He currently also functions as COO of the NAC Specialties business. Reporting to John Amore, CEO General Insurance, Mike Kerner will continue the restructuring of Group Reinsurance that was begun under Thomas Hürlimann.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.